EXHIBIT 99.1

CONTINUOUS EARNINGS GROWTH AND EVEN MORE CONFIDENCE IN
THE FULL YEAR GUIDANCE

•Net revenues of Euro 1,644 million, up 6.5% versus prior year, with total shipments of 3,383 units
•Adjusted EBIT(1) of Euro 467 million, up 10.3% versus prior year, with adjusted EBIT(1) margin of 28.4%
•Adjusted net profit(1) of Euro 375 million and adjusted diluted EPS(1) at Euro 2.08
•Adjusted EBITDA(1) of Euro 638 million, up 7.1% versus prior year, with adjusted EBITDA(1) margin of 38.8%
•Industrial free cash flow(1) generation of Euro 364 million

“The third quarter once again shows growing results for Ferrari, driven by a strong product mix and increased personalizations" said Benedetto Vigna, CEO of Ferrari. "It confirms our commitment to deliver on the promises we made at our Capital Markets Day in 2022, along with the exceptional order book visibility well into 2026, continuous product innovation – as evidenced by the F80 supercar just unveiled – and process innovation, with the strengthening of our in-house electrification expertise. The shutdown of the Maranello gas-fueled trigeneration plant, ahead of target, also marks a further step towards our 2030 carbon neutrality goal”.

For the three months ended				(In Euro million,	For the nine months ended
September 30,				unless otherwise stated)	September 30,
2024	2023	Change			2024	2023	Change
3,383	3,459	(76)	(2%)	Shipments (in units)	10,427	10,418	9	0%
1,644	1,544	100	7%	Net revenues	4,941	4,447	494	11%
467	423	44	10%	EBIT / Adj. EBIT(1)	1,420	1,245	175	14%
28.4%	27.4%	100 bps		EBIT / Adj. EBIT(1) margin	28.7%	28.0%	70 bps
375	332	43	13%	Net profit / Adj. net profit(1)	1,140	963	177	18%
2.08	1.82	0.26	14%	Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	6.32	5.28	1.04	20%
2.08	1.82	0.26	14%	Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	6.31	5.28	1.03	20%
638	595	43	7%	EBITDA(1) / Adj. EBITDA(1)	1,912	1,721	191	11%
38.8%	38.6%	20 bps		EBITDA(1) / Adj. EBITDA(1) margin	38.7%	38.7%	0 bps

1Refer to specific paragraph on non-GAAP financial measures. The term EBIT is used as a synonym for operating profit. There were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), November 5, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the third quarter and nine months ended September 30, 2024.

Shipments(3)(4)

For the three months ended				Shipments	For the nine months ended
September 30,				(units)	September 30,
2024	2023	Change			2024	2023	Change
1,426	1,398	28	2%	EMEA	4,654	4,570	84	2%
1,070	1,096	(26)	(2%)	Americas(5)	3,048	2,927	121	4%
281	395	(114)	(29%)	Mainland China, Hong Kong and Taiwan(6)	876	1,130	(254)	(22%)
606	570	36	6%	Rest of APAC	1,849	1,791	58	3%
3,383	3,459	(76)	(2%)	Total Shipments	10,427	10,418	9	0%

Shipments totaled 3,383 units in Q3 2024, down 2.2% versus the prior year. Quarterly shipments reflected the deliberate geographic allocations. In the quarter EMEA(4) was up 28 units, Americas(4) was down 26 units, Mainland China, Hong Kong and Taiwan decreased by 114 units and Rest of APAC(4) increased by 36 units.
The Ferrari Purosangue, the Roma Spider and the 296 GTS drove deliveries in the quarter. Shipments of the SF90 XX Stradale increased and first few deliveries of the SF90 XX Spider commenced. The 812 Competizione A decreased, approaching the end of lifecycle, while the 812 Competizione and Roma phased out. The allocations of the Daytona SP3 increased versus prior year, in line with plans.
The product portfolio in the quarter included eight internal combustion engine (ICE) models and five hybrid engine models, which represented 45% and 55% of total shipments, respectively.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    Of which 941 units in Q3 2024 (+6 units or +0.6% vs Q3 2023) and 2,613 units in 9M 2024 (+116 units or +4.6% vs 9M 2023) in the United States of America
6    Of which 190 units in Q3 2024 (-152 units or -44.4% vs Q3 2023) and 633 units in 9M 2024 (-296 units or -31.9% vs 9M 2023) in Mainland China

Total net revenues

For the three months ended				(Euro million)	For the nine months ended
September 30,					September 30,
		Change					Change
2024	2023	at constant			2024	2023	at constant
		currency					currency
1,400	1,330	5%	6%	Cars and spare parts(7)	4,256	3,830	11%	13%
174	145	20%	21%	Sponsorship, commercial and brand(8)	487	422	15%	16%
70	69	2%	2%	Other(9)	198	195	2%	2%
1,644	1,544	7%	7%	Total net revenues	4,941	4,447	11%	13%

Net revenues for Q3 2024 were Euro 1,644 million, up 6.5% or 7.0% at constant currency(1).
Revenues from Cars and spare parts(7) were Euro 1,400 million (up 5.2% or 5.8% at constant currency(1)), thanks to a richer product and country mix as well as increased personalizations.
Sponsorship, commercial and brand(8) revenues reached Euro 174 million, up 20.4% or 20.9% at constant currency(1) mainly attributable to new sponsorships.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a slightly negative net impact of Euro 8 million, mostly related to the US Dollar and Japanese Yen.

7     Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
8     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income
9     Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and from the sale of engines to Maserati. Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of Euro 28 million for the three months ended September 30, 2023 and Euro 88 million for the nine months ended September 30, 2023, that were previously presented as “Engines” net revenues, have been presented within “Other” net revenues to conform to the current presentation.

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the three months ended				(Euro million)			For the nine months ended
September 30,				September 30,
		Change					Change
2024	2023	at constant			2024	2023	at constant
		currency					currency
638	595	7%	9%	EBITDA(1) / Adj. EBITDA(1)	1,912	1,721	11%	15%
467	423	10%	13%	EBIT / Adj. EBIT(1)	1,420	1,245	14%	20%

Q3 2024 Adjusted EBITDA(1) reached Euro 638 million, up 7.1% versus the prior year and with an Adjusted EBITDA(1) margin of 38.8%.
Q3 2024 Adjusted EBIT(1) was Euro 467 million, increased 10.3% versus the prior year and with an Adjusted EBIT(1) margin of 28.4%.
Volume was slightly negative (Euro 10 million), in line with the shipments decrease versus the prior year.
The Mix / price variance performance was positive (Euro 60 million), mainly reflecting the enrichment of the product mix, sustained by the Daytona SP3 and few sales of the 499P Modificata, increased personalizations and the positive country mix driven by Americas.
Industrial costs / research and development expenses decreased (Euro 11 million), primarily due to lower depreciation and amortization, in line with certain models phase out.
SG&A grew (Euro 23 million) mainly reflecting the continuous initiatives for software, digital infrastructure and organizational development, as well as brand investments.
Other changes were positive (Euro 14 million), mainly driven by the combined effect of new sponsorships and lower costs due to the revised Formula 1 in-season ranking assumptions.

Net financial charges for the quarter, were approximately Euro 1 million compared to net financial income of Euro 3 million of the prior year which also included the gain on bond cash tender realized in Q3 2023.
The tax rate(10) in the quarter was 19.5%, mainly reflecting the estimate of the benefit attributable to the Patent Box and tax incentives for eligible research and development costs and investments.
As a result, the Adjusted Net profit(1) for the quarter was Euro 375 million, up 13.0% versus the prior year, and the Adjusted diluted earnings per share(1) for the quarter reached Euro 2.08, compared to Euro 1.82 in Q3 2023.
Industrial free cash flow(1) for the quarter was strong at Euro 364 million, driven by the increased Adjusted EBITDA(1) and a positive change in working capital, provisions and other for Euro 12 million, partially offset by capital expenditures(11) of Euro 249 million and net cash interests and taxes for Euro 27 million.
Net Industrial Debt(1) as of September 30, 2024 was Euro 246 million, compared to a Euro 441 million as of June 30, 2024, also reflecting the share repurchases of Euro 147 million. As of September 30, 2024, total available liquidity was Euro 2,079 million (Euro 1,882 million as of June 30, 2024), including undrawn committed credit lines of Euro 550 million.

10     The effective tax rate benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets. The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets and allows for a transitional period where both regimes coexist.
11     Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

Even more confidence in the 2024 guidance, based on the following assumptions for the year:
•Positive product and country mix, along with stronger personalizations
•Racing activities, including new sponsorships, impacted by lower Formula 1 ranking in 2023 despite higher number of races in the 2024 calendar
•Lifestyle activities expected to increase top line contribution while investing to accelerate development
•Cost inflation to persist
•Continuous brand investments and higher racing expenses
•Robust Industrial free cash flow generation, partially offset by increased capital expenditures and higher tax payment

(€B, unless otherwise stated)	2023A	2024 GUIDANCE
NET REVENUES	6.0	>6.55
ADJ. EBIT (margin %)	1.62 27.1%	≥1.82 ≥27.5%
ADJ. DILUTED EPS (€)	6.90(12)	≥7.90(12)
ADJ. EBITDA (margin %)	2.28 38.2%	≥2.50 ≥38%
INDUSTRIAL FCF	0.93	Up to 0.95

Q3 2024 highlights:
•On September 2, 2024 Ferrari announced that, effective January 1, 2025, UniCredit S.p.A. will partner with Ferrari to be at its side in its Formula 1 racing activities under a multi-year agreement.

Subsequent Events:
•On October 1, 2024 Ferrari announced to have switched off the trigeneration plant at its Maranello factory in order to continue replacing a significant proportion of methane gas consumption with renewable energy sources, consistent with Ferrari’s decarbonization plan announced at the Capital Markets Day in 2022.
•On October 17, 2024 Ferrari unveiled the F80 and wrote a new chapter in the history of legendary supercars bearing the Prancing Horse badge. The F80 will be produced in a limited run of just 799 examples and joins the pantheon of icons such as the GTO, F40 and LaFerrari by showcasing the best that the Maranello-based marque has achieved in terms of technology and performance.
•On October 23, 2024 Ferrari announced the multi-year renewal of its partnership with Shell, effective from 1 January 2026, covering Scuderia Ferrari HP, Ferrari Hypercar and the Ferrari Challenge Series.

12    Calculated using the weighted average diluted number of common shares as of December 31, 2023 (181,511 thousand)

•Under the fifth tranche of the new multi-year common share repurchase program announced on September 30, 2022, from October 1, 2024 to November 1, 2024 the Company purchased 157,278 common shares for a total consideration of Euro 66.4 million. At November 1, 2024 the Company held in treasury an aggregate of 14,678,349 common shares equal to 5.71% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 248 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2024 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy, while increasing its presence in growth market countries; changes in general economic conditions (including changes in some of the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and in the Middle East and the related issues potentially impacting sourcing and transportation; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the ability of its current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls, and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2024	2023		2024	2023
249	205	Capital expenditures(11)	712	553
119	103	of which capitalized development costs(13) (A)	352	323
128	129	Research and development costs expensed (B)	401	381
247	232	Total research and development (A+B)	753	704
84	92	Amortization of capitalized development costs (C)	247	248
212	221	Research and development costs as recognized in the consolidated income statement (B+C)	648	629

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

13     Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2024	2023		2024	2023
1,644	1,544	Net revenues	4,941	4,447
827	779	Cost of sales	2,465	2,216
135	119	Selling, general and administrative costs	402	346
212	221	Research and development costs	648	629
6	4	Other expenses/(income), net	12	15
3	2	Results from investments	6	4
467	423	EBIT/Adjusted EBIT	1,420	1,245
1	(3)	Financial expenses/(income), net	3	10
466	426	Profit before taxes	1,417	1,235
91	94	Income tax expenses	277	272
19.5%	22.0%	Effective tax rate	19.5%	22.0%
375	332	Net profit / Adjusted net profit	1,140	963
2.08	1.82	Basic / Adjusted basic EPS (€)	6.32	5.28
2.08	1.82	Diluted / Adjusted diluted EPS (€)	6.31	5.28
638	595	EBITDA / Adjusted EBITDA	1,912	1,721
628	586	of which EBITDA (Industrial activities only)	1,882	1,695

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2024			2024
2024	at constant		2024	at constant
	currency			currency
1,400	1,393	Cars and spare parts	4,256	4,278
174	173	Sponsorship, commercial and brand	487	486
70	70	Other	198	199
1,644	1,636	Total net revenues	4,941	4,963

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
	2024			2024
2024	at constant		2024	at constant
	currency			currency
638	630	Adjusted EBITDA	1,912	1,930
467	459	Adjusted EBIT	1,420	1,438

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2024	2023	Change		2024	2023	Change
375	332	43	Net profit	1,140	963	177
91	94	(3)	Income tax expense	277	272	5
1	(3)	4	Financial expenses/(income), net	3	10	(7)
171	172	(1)	Amortization and depreciation	492	476	16
638	595	43	EBITDA	1,912	1,721	191
-	-	-	Adjustments	-	-	-
638	595	43	Adjusted EBITDA	1,912	1,1721	191

Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2024	2023	Change		2024	2023	Change
467	423	44	EBIT	1,420	1,245	175
-	-	-	Adjustments	-	-	-
467	423	44	Adjusted EBIT	1,420	1,245	175

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2024	2023	Change		2024	2023	Change
375	332	43	Net profit	1,140	963	177
-	-	-	Adjustments	-	-	-
375	332	43	Adjusted net profit	1,140	963	177

Basic and diluted EPS(14) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended		(Euro million, unless otherwise stated)		For the nine months ended
September 30,				September 30,
2024	2023	Change		2024	2023	Change
374	330	44	Net profit attributable to the owners of the Company	1,137	959	178
179,586	181,046		Weighted average number of common shares (thousand)	179,928	181,432
2.08	1.82	0.26	Basic EPS (in Euro)	6.32	5.28	1.04
-	-	-	Adjustments	-	-	-
2.08	1.82	0.26	Adjusted basic EPS (in Euro)	6.32	5.28	1.04
179,840	181,315		Weighted average number of common shares for diluted earnings per common share (thousand)	180,182	181,701
2.08	1.82	0.26	Diluted EPS (in Euro)	6.31	5.28	1.03
-	-	-	Adjustments	-	-	-
2.08	1.82	0.26	Adjusted diluted EPS (in Euro)	6.31	5.28	1.03

14     For the three and nine months ended September 30, 2024 and 2023 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities).

(Euro million)	Sept. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Debt	(3,096)	(3,129)	(2,623)	(2,477)
of which leased liabilities as per IFRS 16	(131)	(126)	(117)	(73)
Cash and Cash Equivalents	1,529	1,332	1,366	1,122
Net (Debt)/Cash	(1,567)	(1,797)	(1,257)	(1,355)
Net (Debt)/Cash of Financial Services Activities	(1,321)	(1,356)	(1,295)	(1,256)
Net Industrial (Debt)/Cash	(246)	(441)	38	(99)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2024	2023		2024	2023
587	481	Cash flow from operating activities	1,433	1,190
(249)	(205)	Investments in property, plant and equipment and intangible assets(11)	(712)	(553)
338	276	Free Cash Flow	721	637
(26)	(25)	Free Cash Flow from Financial Services Activities	(85)	(71)
364	301	Free Cash Flow from Industrial Activities(15)	806	708

15     Free cash flow from industrial activities for the three and nine months ended September 30, 2024 includes €2M related to withholding taxes, which are expected to be paid in the following quarters. Free cash flow from industrial activities for the three and nine months ended September 30, 2023 includes €1M related to withholding taxes, which were paid in the following quarters.

On November 5, 2024, at 3:00 p.m. CET, management will hold a conference call to present the Q3 2024 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.